SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer

CERVEJARIA

# ambev

2Q19 Results

July 25, 2019

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the second quarter of 2019 (2Q19). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the second quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the second quarter of 2018 (2Q18). Values in this presentation may not add up due to rounding.

# Financial Highlights 2Q19

| | |
|---|---|
| **+7.2%** | Net Revenue |
| **+6.3%** | Net Revenue per hL |
| **+0.8%** | Volume |
| **+0.3%** | EBITDA |
| **-260 bps** | EBITDA Margin |
| **+16.1%** | Normalized Net Profit |



# Beer Brazil

## 2Q19 Financial Highlights

**Revenue +6.7%**
Revenue per hL +3.7%

**Volume +2.9%**
Flattish industry, according to Nielsen

**Cash COGS/hL +24.7%**
Driven mainly by FX and higher commodities prices

**Cash SG&A -0.2%**
Higher variable compensation accruals were more than offset by initiatives on non-working money and phasing of expenses

**EBITDA -8.5%**
Margin **contraction of 620bps** to **37.5%**



# Brazil NAB

## 2Q19 Financial Highlights

**Revenue +14.2%**
Revenue per hL +8.1%

**Volume +5.6%**
Industry growth of low single digits, according to Nielsen

**Cash COGS/hL +0.1%**
Lower sugar prices

**Cash SG&A +30.1%**
Variable compensation accruals and higher distribution expenses related to volume growth, partially offset by phasing of sales and marketing expenses

**EBITDA +15.9%**
Margin **expansion of 60bps** to **41.8%**



# Central America and the Caribbean

## 2Q19 Financial Highlights

**Revenue +11.6%**
Revenue per hL +5.6%

**Volume +5.7%**

**Cash COGS/hL +8.8%**
Additional temporary costs in order to supply the market in Panama with no disruption after continued strong volume evolution since 2017

**Cash SG&A -20.1%**
Savings in non-working money, an easy comparable in 2Q18 due to 2018 FIFA World Cup Russia™, and phasing of sales and marketing expenses

**EBITDA +33.9%**
Margin **expansion of 800bps** to **48.1%**



# Central America and the Caribbean

## 2Q19 Commercial Highlights

### Dominican Republic

In the core segment, we continued to enhance **Presidente**, especially through trade activations during Easter, a key selling moment, and through a digital campaign that promoted consumers' pride of the brand.


UNA FRÍA
NO SE NIEGA


Cerveceo:
¿Qué haces para que tu fría sea la más fría?
Frecosa:

### Panama


¡CHOTEA Y SELLA TU
#PACTO
DE SOL A SOL

Our core brands continue connecting with consumers, mainly through **Atlas Golden Light** campaign "Unete al Pacto de Sol a Sol", and Balboa Ice experiential events, such as concerts.

### Premiumization





Roll out of our premiumization strategy in the region, developing our brands **Corona, Stella Artois, Modelo and Budweiser** through customized execution and experiential events. Corona engaged consumers to act on the protection of the oceans against plastic.

# Latin America South

## 2Q19 Financial Highlights

**Revenue +10.6%**
Revenue per hL +21.2%

**Volume -8.9%**

**Cash COGS/hL 21.9%**
Mostly driven by favorable FX hedges

**Cash SG&A +21.5%**
Mainly driven by inflation and operational deleverage in Argentina

**EBITDA +1.9%**
Margin **contraction of 290bps** to **39.3%**



# Latin America South

## 2Q19 Commercial Highlights

- In Argentina, we maintain our strategy of **differentiating the core.**
  - **Quilmes, our classic lager**, continues to enhance its national credentials.
  - **Brahma, our easy drinking lager,** re-launched its affordability campaign “Brahmás”.
- In the **core plus segment** in Argentina, **Budweiser** embraces music, promoting BUDX, and **Andes Origen** continues to outperform the market.
- Our **premium portfolio** continues to show promising results in the whole region. In Argentina, we continue to support better world initiatives: Stella Artois in favor of the Water cause, and Corona focusing on plastic.




PAY FOR CORONA WITH PLASTIC
Help us intercept plastic from cities and the coast so it won't find its way into the ocean.
GIVE UP PLASTIC IN RETURN FOR CORONA
Corona x Parley


PLAN BRAHMÁS
BRAHMITA
$25
TAMAÑO JUSTO, PRECIO JUSTO.


HAY UN SOLO EQUIPO DEL QUE SOS HINCHA DESDE QUE NACÉS.
Quilmes
Deslizá si estás de acuerdo.


BIENVENIDOS
Quilmes



# Canada

## 2Q19 Financial Highlights

**Revenue -1.2%**
Revenue per hL +2.3%

**Volume -3.4%**
Mostly driven by a decline in the beer industry

**Cash COGS/hL +6.2%**
Increased commodities prices, especially aluminum, higher mix of imported beers and lower dilution of fixed costs

**Cash SG&A +1.8%**
Driven by increased logistics expenses and higher variable compensation accruals

**EBITDA -8.8%**
Margin **contraction of 260bps** to **31.6%**



CERVEJARIA ambev

# Canada

## 2Q19 Commercial Highlights

- Our **core and core plus** brands continued to deliver strong results:
  - **Michelob Ultra**, supported by a campaign on Global Running Day, remains the **fastest growing brand** in Canada.
  - **Bud Light**, strengthened by **Bud Light Orange** launch, maintained its momentum.
- In the **premium segment,** our portfolio grows ahead of the industry. **Corona** leads the way, supported, by better world initiative with Canadians beach clean up.

**Corona**


Corona Extra

**Michelob Ultra**


Running Room LTD.
ULTRA
BONUS WIRELESS EARBUDS
RUN TOGETHER FUN TOGETHER
JOIN YOUR RUN CLUB

**Budweiser**


BUD LIGHT APPLE
BUD LIGHT ORANGE
BUD LIGHT LIME
Budweiser COPPER LAGER
JIM BEAM
BUDWEISER
EACH CAN DONATES WITH PRIDE
BUD LIGHT

# 2Q19 Financial Results

Net Financial Results totaled an **expense of 567 million reais**, **48.5% lower** than in 2Q18.

| Financial Results (R$ Million) | 2Q19 |
|---|---|
| Interest Income | 156 |
| Interest Expenses | -383 |
| Derivative Instruments | -204 |
| Non-derivative Instruments | -13 |
| Taxes on Financial Transactions | -19 |
| Other | -94 |
| Exceptional financial expenses | -99 |
| Impact of Hyperinflation Accounting | 88 |
| Total | -567 |

# Strategic Platforms

## BRAZIL BEER

# Strategic Platforms

**Category Framework & Portfolio Strategy**

- Premiumize at Scale
- Differentiate the Core
- Drive Smart Affordability



Dream
Culture
People

- Sustainability
- Drive Operational Excellence
- Business Transformation Enabled by Technology

# Premiumize at Scale


Budweiser
SUPERE
O ÓBVIO
BUDWEISER


STELLA ARTOIS
Stella, food & friends
Before
After


Corona. Extra
Corona
Corona x Parley
O PLÁSTICO NÃO PERTENCE AO PARAÍSO

# Premiumize at Scale

**Premiumizatoin is a portfolio game, especially as market matures**

Average of **# of Premium beer brands** in each market, by **market maturity**


214
38
9
Early maturity Market
Mid-maturity Market
Late maturity Market

Source: Canadean 2018 Data

**2Q19 Highlights**

- **Premium Brands** grew double digit vs 2Q18
- Launch of **Beck's** and **Colorado Ribeirão Lager**
- **Gaining** market share in the past consecutive quarters
- **Corona**, once again, **more than doubled** its volume vs 2Q18

# Premiumize at Scale

Innovation as key driver: new packaging, visual brand identities (VBI) and brands…

THE HIGH END
ESTABLISHED NOW

New Cans | New can | New sharing size bottle | Limited Edition | New VBI and Long Neck | New VBI | New cans | Limited Edition | New Cans | New brands


STELLA ARTOIS
Budweiser
STELLA ARTOIS
STELLA ARTOIS
Budweiser
Budweiser
Budweiser
BOHEMIA
SERRAMALTE
Colorado
APPIA
ANTARCTICA
ORIGINAL
Budweiser
STELLA ARTOIS
Budweiser
BECK'S
Colorado
RIBEIRÃO LAGER
Colorado
RIBEIRÃO LAGER

2015 → 2019

… and there is more to come

# Differentiate the Core

Family

- Classic Lager
- Beer Expertise
- Heritage


BRAHMA
Chopp
Brahma Extra Red Lager
Brahma Extra Weiss
Brahma Extra Lager


BRAHMA
Chopp


BRAHMA
APRESENTA
O PRÓXIMO Nº1
VILLAMIX
AS NOVAS ESTRELAS DO SERTANEJO NASCEM AQUI


BRAHMA
ELA É Nº1
MARTA
BEBA COM MODERAÇÃO
UM BRINDE AO QUE REALMENTE IMPORTA

# Differentiate the Core

SKOL
**Family**

- Easy Drinking Lager
- Drinkability
- Innovation and Youth


SKOL
SKOL PILSEN
SKOL PURO MALTE
SKOL HOPS


skol
skol
Familia Skol
Família Skol.
Que família não tem suas pequenas diferenças?
SKOL PILSEN
SKOL HOPS
SKOL PURO MALTE

# Drive Smart Affordability

## PACKAGING


BRAHMA
SKOL
mini
RETORNÁVEIS
SKOL
PILSEN
MAIS
BRAHMA
POR MENOS
BRASIL

## REGIONAL BRANDS


MAGNÍFICA
DO MARANHÃO
LEGÍTIMA
DO CEARÁ
NOSSA



# Drive Operational Excellence

## Improving Customers’ Experience



**Net Promoter Score**

With the use of the Net Promoter Score (NPS), we can map customers’ needs and pain points and focus on what adds value to the Point of Sales.



**Wherever we call it Brazil there has to be Ambev**

NPS and the use of technology enable us to best segment the market, building a differentiated strategy and sales structure for each of the segments.

CERVEJARIA ambev

# Business Transformation enabled by Technology

### Big Data

Big Data and sales algorithm fueled by machines learning to provide the ideal portfolio.

parceiro ambev

### Customer Experience

Enabling time to our sales team to focus even more in costumes experience

### Investment in Technology

Internalizing technology knowledge and expanding tech support to more areas of Ambev, with more agility and scale

draftline®

### Connecting with consumers

Improving consumer intimacy, building a proprietary audience base, extracting real time consumer insights and delivering, thus, precise media

# Sustainability

## Bringing People together for a Better World



In our internal consulting company **VOA,** our people share their knowledge and experiences with NGOs in order to maximize their impact. We have started its **second edition.**

Our mineral water **AMA** converts all the profit to projects of access to potable water in the Brazilian semi-arid. Consumers have thus contributed to **30 projects, benefiting 30 thousand people.**

# Superior Portfolio


PATAGONIA
Leffe
Hoegaarden
Corona Extra
BECK'S
STELLA ARTOIS
Budweiser
APPIA
DEMOISELLE
RIBEIRÃO LAGER
ORIGINAL
SERRAMALTE
BOHEMIA
BRAHMA
ANTARCTICA
MAGNÍFICA
NOSSA
LEGÍTIMA
PILSEN
BRASIL